UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Alon Holdings Blue Square - Israel Ltd. (hereinafter: “Alon Holdings”) announced today that it had been informed by Alon Israel Oil Company Ltd. ("Alon") that Alon had sold an aggregate of 2,640,000 ordinary shares of the Company to Israeli institutional investors (the "Purchasers") at a price of NIS 9.25 per ordinary share. Under the terms of the sale, the price is subject to adjustment based on the price at which the Purchasers sell the shares during the next two years. Following the sale, Alon owns directly an aggregate of 17,710,964 ordinary shares of Alon Holdings, constituting approximately 26.85% of the issued ordinary shares of Alon Holdings. In addition, due to Alon's ownership (indirectly) of all of the shares of Alon Retail Ltd., which holds 30,604,303 ordinary shares of Alon Holdings, Alon may be deemed to beneficially own an aggregate of 48,315,267 ordinary shares of Alon Holdings, constituting in the aggregate approximately 73.26 % of the issued ordinary shares of Alon Holdings.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary

May 30, 2012

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